Filed Pursuant to Rule 433
Registration Statement No. 333-180488

BANK OF AMERICA CORPORATION

MEDIUM-TERM NOTES, SERIES L

$1,250,000,000 REOPENING OF 2.600% SENIOR NOTES, DUE JANUARY 2019

FINAL TERM SHEET

Dated January 15, 2014

Issuer:	Bank of America Corporation
Ratings of this Series:	Baa2 (Moody’s)/A- (S&P)/A (Fitch)
Title of the Series:	2.600% Senior Notes, due January 2019
Aggregate Principal Amount Initially Issued on October 22, 2013:	$2,500,000,000
Aggregate Principal Amount to Be Issued in Reopening:	$1,250,000,000
Total Aggregate Principal Amount, After Giving Effect to the Reopening:	$3,750,000,000
Issue Price:	100.279% (not including accrued interest)
Accrued Interest:	$541,666.67
Net Proceeds to Issuer:	$1,254,029,166.67 (including accrued interest)
Trade Date of Reopening:	January 15, 2014
Settlement Date of Reopening:	January 21, 2014 (T+3)
Maturity Date:	January 15, 2019
Ranking:	Senior
Minimum Denominations:	$2,000 and multiples of $1,000 in excess of $2,000
Day Count Fraction:	30/360
Interest Rate:	2.600% per annum
Interest Payment Dates:	January 15 and July 15 of each year, subject to following business day convention (unadjusted). The first Interest Payment Date for the notes issued in the reopening will be July 15, 2014.
Interest Periods:	Semi-annual. The initial interest period for the notes issued in the reopening will be the period from, and including, January 15, 2014 (the first Interest Payment Date for the original issuance) to, but excluding, July 15, 2014, the first Interest Payment Date for the notes issued in the reopening. The subsequent interest periods will be the periods from and including, the applicable Interest Payment Date to, but excluding, the next Interest Payment Date or the Maturity Date, as applicable.
Treasury Benchmark:	5 year U.S. Treasury, due December 31, 2018
Treasury Yield:	1.670%
Treasury Benchmark Price:	99-06 1/4
Spread to Treasury Benchmark:	+87 bps
Reoffer Yield:	2.540%
Optional Redemption:	None
Listing:	None
Lead Manager and Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC, CIBC World Markets Corp., Deutsche Bank Securities Inc., KBC Securities USA, Inc., Mitsubishi UFJ Securities (USA), Inc., Rabo Securities USA, Inc., RB International Markets (USA) LLC, Standard Chartered Bank, VTB Capital plc
Junior Co-Managers:	Loop Capital Markets, LLC, The Williams Capital Group, L.P.
CUSIP:	06051GEX3
ISIN:	US06051GEX34

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a pricing supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.